SIFIC / ICS

STOCK EXCHANGE CODE: PYP — Quarter: 4 — Year: 2001

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

02 MAR -6

82-4204

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2001 AND 2000

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	TOTAL ASSETS	100,944	100	123,683	100
2	CURRENT ASSETS	44,083	44	65,294	53
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,913	2	11,614	9
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	38,727	38	49,981	40
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	3,443	3	3,699	3
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	0	0	0	0
8	LONG-TERM	2,214	2	2,996	2
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,214	2	2,996	2
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	16,788	17	18,562	15
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	44,715	44	44,386	36
16	ACCUMULATED DEPRECIATION	27,927	28	25,824	21
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	DEFERRED ASSETS (NET)	37,859	38	36,831	30
19	OTHER ASSETS	0	0	0	0
20	TOTAL LIABILITIES	47,424	100	27,358	100
21	CURRENT LIABILITIES	47,424	100	27,358	100
22	SUPPLIERS	15,930	34	4,391	16
23	BANK LOANS	10,684	23	9,459	35
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	3,850	8	2,790	10
26	OTHER CURRENT LIABILITIES	16,960	36	10,718	39
27	LONG-TERM LIABILITIES	0	0	0	0
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	DEFERRED LOANS	0	0	0	0
32	OTHER LIABILITIES	0	0	0	0
33	CONSOLIDATED STOCK HOLDERS' EQUITY	53,520	100	96,325	
34	MINORITY INTEREST	(2,149)	(4)	(1,693)	(2)
35	MAJORITY INTEREST	55,669	104	98,018	102
36	CONTRIBUTED CAPITAL	244,450	457	227,464	236
37	PAID-IN CAPITAL STOCK (NOMINAL)	61,383	115	61,869	64
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	165,567	309	165,595	172
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	17,500	33	0	0
41	CAPITAL INCREASE (DECREASE)	(188,781)	(353)	(129,446)	(134)
42	RETAINED EARNINGS AND CAPITAL RESERVE	(74,537)	(139)	(95,687)	(99)
43	REPURCHASE FUND OF SHARES	18,904	35	18,596	19
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(75,954)	(142)	(46,215)	(48)
45	NET INCOME FOR THE YEAR	(57,194)	(107)	(6,140)	(6)

27/02/2002 16:48

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: PYP QUARTER: 4 YEAR: 2001
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	1,913	100	11,614	100
46	CASH	329	17	2,149	19
47	SHORT-TERM INVESTMENTS	1,584	83	9,465	81
18	DEFERRED ASSETS (NET)	37,859	100	36,831	100
48	AMORTIZED OR REDEEMED EXPENSES	0	0	553	2
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	33,194	88	34,655	94
51	OTHERS	4,665	12	1,623	4
21	CURRENT LIABILITIES	47,424	100	27,358	100
52	FOREING CURRENCY LIABILITIES	9,327	20	2,773	10
53	MEXICAN PESOS LIABILITIES	38,097	80	24,585	90
24	STOCK MARKET LOANS	0	100	0	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	OTHER CURRENT LIABILITIES	16,960	100	10,718	100
57	OTHER CURRENT LIABILITIES WITH COST	6,012	35	1,110	10
58	OTHER CURRENT LIABILITIES WITHOUT COST	10,948	65	9,608	90
27	LONG-TERM LIABILITIES	0	100	0	100
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	STOCK MARKET LOANS	0	100	0	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	OTHER LOANS	0	100	0	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	DEFERRED LOANS	0	100	0	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	0	0	0	0
32	OTHER LIABILITIES	0	100	0	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(75,954)	100	(46,215)	100
70	ACCUMULATED INCOME DUE TO MONETARY	(76,264)	(100)	(46,221)	(100)
71	INCOME FROM NON-MONETARY POSITION	310	0	6	0

27/02/2002 16:48

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2001**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(3,341)	37,936
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	24	24
75	EMPLOYERS (*)	111	130
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	8,082,304	8,148,404
78	REPURCHASED SHARES (*)	922,100	856,000

27/02/2002 16:48

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

STOCK EXCHANGE CODE.PYP QUARTER: 4 YEAR2001
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
R		Amount	%	Amount	%
1	NET SALES	83,460	100	114,269	100
2	COST OF SALES	122,246	146	117,881	103
3	GROSS INCOME	(38,786)	(46)	(3,612)	(3)
4	OPERATING	18,470	22	18,917	17
5	OPERATING INCOME	(57,256)	(69)	(22,529)	(20)
6	TOTAL FINANCING	2,693	3	(12,032)	(11)
7	INCOME AFTER FINANCING COST	(59,949)	(72)	(10,497)	(9)
8	OTHER FINANCIAL OPERATIONS	(606)	(1)	183	0
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	(59,343)	(71)	(10,680)	(9)
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	0	0	(2,676)	(2)
11	NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING	(59,343)	(71)	(8,004)	(7)
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION	(59,343)	(71)	(8,004)	(7)
14	INCOME OF DISCONTINUOUS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(59,343)	(71)	(8,004)	(7)
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	(59,343)	(71)	(8,004)	(7)
19	NET INCOME OF MINORITY INTEREST	(2,149)	(3)	(1,864)	(2)
20	NET INCOME OF MAJORITY INTEREST	(57,194)	(69)	(6,140)	(5)

27/02/2002 16:48

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2001**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**83,460**	**100**	**114,269**	**100**
21	DOMESTIC	83,209	100	106,985	94
22	FOREIGN	251	0	7,284	6
23	TRANSLATED INTO DOLLARS (***)	27	0	759	1
6	**TOTAL FINANCING COST**	**2,693**	**100**	**(12,032)**	**100**
24	INTEREST PAID	698	26	1,670	14
25	EXCHANGE LOSSES	3,047	113	6,570	55
26	INTEREST EARNED	274	10	4,944	41
27	EXCHANGE PROFITS	2,191	81	16,781	139
28	GAIN DUE TO MONETARY POSITION	1,413	52	1,453	12
8	**OTHER FINANCIAL OPERATIONS**	**(606)**	**100**	**183**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(606)	(100)	183	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**0**	**100**	**(2,676)**	**100**
32	INCOME TAX		0	0	0
33	DEFERED INCOME TAX		0	(2,676)	(100)
34	WORKERS' PROFIT SHARING		0	0	0
35	DEFERED WORKERS' PROFIT SHARING		0	0	0

27/02/2002 16:48

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE:**PYP** QUARTER: **4** YEAR**2001**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	83,461	114,270
37	NET INCOME OF THE YEAR	(40,814)	(9,847)
38	NET SALES (**)	83,460	114,269
39	OPERATION INCOME (**)	(57,256)	(22,529)
40	NET INCOME OF MAYORITY INTEREST(**)	(57,194)	(6,140)
41	NET CONSOLIDATED INCOME (**)	(59,343)	(8,004)

27/02/2002 27/02/2002 16:48

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

STOCK EXCHANGE CODE:**PYP** QUARTER: **4** YEAR:**2001**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(59,343)**	**(8,004)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	1,347	(9,958)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(57,996)**	**(17,962)**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	30,104	(18,111)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(27,892)**	**(36,073)**
6	CASH FLOW FROM EXTERNAL FINANCING	1,225	(2,332)
7	CASH FLOW FROM INTERNAL FINANCING	16,986	(707)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**18,211**	**(3,039)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(21)**	**(11,860)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(9,702)	(50,972)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	11,615	62,586
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,913	11,614

27/02/2002 16:48

STOCK EXCHANGE CODE:PYP | QUARTER: 4 | YEAR: 2001

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,347	(9,958)
13	DEPRECIATION AND AMORTIZATION FOR THE	2,103	3,101
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS		0
15	+ (-) NET LOSS (PROFIT) IN MONEY		0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION		0
17	+ (-) OTHER ITEMS	(756)	(13,059)
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	30,104	(18,111)
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	12,036	(27,173)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(773)	241
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	11,539	735
22	+ (-) INCREASE (DECREASE) IN OTHER	7,302	8,086
6	CASH FLOW FROM EXTERNAL FINANCING	1,225	(2,332)
23	+ SHORT-TERM BANK AND STOCK MARKET	1,225	(2,332)
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	CASH FLOW FROM INTERNAL FINANCING	16,986	(707)
30	+ (-) INCREASE (DECREASE) IN CAPITAL	16,986	(707)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(21)	(11,860)
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	308	(9,083)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(329)	(2,777)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

27/02/2002 16:48

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: 4 **2001**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(71.10)	%	(7.00)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(102.74)	%	(6.26)	%
3	NET INCOME TO TOTAL ASSETS (**)	(58.79)	%	(6.47)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	2.38	%	18.15	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.83	times	0.92	times
7	NET SALES TO FIXED ASSETS (**)	4.97	times	6.16	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	145	days	137	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	4.18	%	15.80	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	46.98	%	22.12	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.89	times	0.28	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	19.67	%	10.14	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS.	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	(82.03)	times	(13.49)	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.76	times	4.18	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.93	times	2.39	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.93	times	2.39	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.93	times	2.39	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.03	%	42.45	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(69.49)	%	(15.72)	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	36.07	%	(15.85)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(39.96)	times	(21.60)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	6.73	%	76.74	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	93.27	%	23.26	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	1,566.67	%	23.41	

27/02/2002 16:48

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:PYP QUARTER: 4 YEAR: 2001
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (7.08)	$ (0.75)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00	$ 0.00
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 6.89	$ 12.03
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.22 times	0.35 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(0.20) times	(5.51) times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

27/02/2002 16:49

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2001**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 PYPSA HOLDING, INC.	INVERTIR EN EL CAPITAL DE	1,000	100.00	0	(166)
3 PYPSA U S HOLDING, INC	INVERTIR EN EL CAPITAL DE	100	100.00	0	(14,908)
4 INTERNACIONAL DE EQUIPO DE CONSTRUCCION SA DE CV	ARRENDAMIENTO DE EQUIPO DE CONSTRUCCION	1,307	99.62	0	1,299
TOTAL INVESTMENT IN SUBSIDIARIES				**0**	**(13,775)**
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**(13,775)**

NOTES

27/02/2002 16:49

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD PYP | QUARTER: 4 | YEAR: 2001

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	0	0	0	0	0	0
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	1,742	953	789	465	(38)	1,292
OFFICE EQUIPMENT	3,242	1,961	1,281	6,888	3,032	5,137
COMPUTER EQUIPMENT	5,680	5,404	276	5,985	3,025	3,236
OTHER	6,131	3,871	2,260	14,582	9,719	7,123
DEPRECIABLES TOTAL	16,795	12,189	4,606	27,920	15,738	16,788
NOT DEPRECIATION ASSETS						
GROUNDS	0	0	0	0	0	0
CONSTRUCTIONS IN PROCESS	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	0	0	0	0	0	0
TOTAL	16,795	12,189	4,606	27,920	15,738	16,788

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
BANCO INTERACCIONES SA DE CV	17/10/2001	12.50	648	0	0	0	0	0	0	0	0	0	0	0	0	0
COMPACTOS ORIENTALES SA DE C	26/09/2001	13.50	5,036	0	0	0	0	0	0	0	0	0	0	0	0	0
BARNETCHE GONZALEZ ALFONSO	20/12/2001	0.00	5,000	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**10,684**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: PYP
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
ADVANCE PRODUCS & SYSTEMS	31/12/2001		0	0	0	0	0	0	0	0	0	6	0	0	0	0
BRAVO MOTORS CARRIER DE MEX	31/12/2001		0	0	0	0	0	0	0	0	0	[illegible]	0	0	0	0
DANIEL MEASUREMENT AND CONTR	31/12/2001		0	0	0	0	0	0	0	0	0	32	0	0	0	0
ERNST & YOUNG PTY	31/12/2001		0	0	0	0	0	0	0	0	0	35	0	0	0	0
ELECTRICA SAN MIGUEL	31/12/2001		0	0	0	0	0	0	0	0	0	-22	0	0	0	0
GUZMAN RAMOS RICARDO	31/12/2001		0	0	0	0	0	0	0	0	0	25	0	0	0	0
GEO MARINE INC	31/12/2001		0	0	0	0	0	0	0	0	0	122	0	0	0	0
ICASA INGENIERIA SA DE CV	31/12/2001		0	0	0	0	0	0	0	0	0	135	0	0	0	0
LLOYD'S REGISTER QUALITY	31/12/2001		0	0	0	0	0	0	0	0	0	79	0	0	0	0
MANUFACTURER SUP'LY INTERNAC	31/12/2001		0	0	0	0	0	0	0	0	0	1 630	0	0	0	0
PUROLATOR FACET INC.	31/12/2001		0	0	0	0	0	0	0	0	0	-58	0	0	0	0
REDMAN PIPE AND SUPPLY	31/12/2001		0	0	0	0	0	0	0	0	0	5 758	0	0	0	0
SHEINER ELECTRIC MEXICO	31/12/2001		0	0	0	0	0	0	0	0	0	9	0	0	0	0
TROTTNER MCJUNKING SA DE CV	31/12/2001		0	0	0	0	0	0	0	0	0	-289	0	0	0	0
TUBERIAS Y VALLVULAS DEL NOR	31/12/2001		0	0	0	0	0	0	0	0	0	177	0	0	0	0
VALVULAS DE SEGURIDAD SA	31/12/2001		0	0	0	0	0	0	0	0	0	-48	0	0	0	0
PYPSA INTERNATIONAL LTD	31/12/2001		0	0	0	0	0	0	0	0	0	1,487	0	0	0	0
TECNINGENIERIA EN MANTO.	31/12/2001		1,630	0	0	0	0	0	0	0	0	0	0	0	0	0
GBL SERV ESPECIALIZADOS DE P	31/12/2001		263	0	0	0	0	0	0	0	0	0	0	0	0	0
GRI SERV DE PERSONAL	31/12/2001		1,464	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEEDORES DE SERVICIOS	31/12/2001		3,499	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			6,856	0	0	0	0	0	0	0	0	9,074	0	0	0	0

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
ANT DE CLIENTES. ACREEDORES	31/12/2001		16,707	0	0	[illegible]	0	0	0	0	0	253	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			16,707	0	0	0	0	0	0	0	0	253	0	0	0	0
			34,247	0	0	0	0	0	0	0	0	9,327	0	0	0	0

NOTES

TIPO DE CAMBIO UTILIZADO $ 9.1692 X DOLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2001**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	27	251	0	0	251
TOTAL	**27**	**251**			**251**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	1,109	10,169	0	0	10,169
TOTAL	**1,109**	**10,169**			**10,169**
NET BALANCE	**(1,082)**	**(9,918)**			**(9,918)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**489**	**4,487**	0	0	**4,487**
LIABILITIES POSITION	**1,069**	**9,801**			**9,801**
SHORT TERM LIABILITIES POSITION	1,069	9,801	0	0	9,801
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(580)**	**(5,314)**			**(5,314)**

NOTES

TIPO DE CAMBIO UTILIZADO $ 9.1692 X DOLAR.

27/02/2002 16:49

STOCK EXCHANGE CODE:PYP QUARTER: 4 YEAR: 2001
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	73,773	25,000	(48,773)	0.55	(270)
FEBRUARY	73,380	24,625	(48,755)	0.06	32
MARCH	74,979	28,653	(46,326)	0.63	(294)
APRIL	70,352	26,076	(44,276)	0.50	(223)
MAY	68,123	29,895	(38,228)	0.23	(87)
JUNE	66,489	32,725	(33,764)	0.24	(80)
JULY	72,741	34,918	(37,823)	0.26	96
AUGUST	73,450	46,179	(27,271)	0.59	(161)
SEPTEMBER	77,588	52,554	(25,034)	0.93	(232)
OCTOBER	76,054	52,950	(23,104)	0.45	(105)
NOVEMBER	69,723	56,732	(12,991)	0.38	(49)
DECEMBER	64,498	58,360	(6,138)	0.14	(8)
ACTUALIZATION:	0	0	0	0.00	(32)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					(1,413)

27/02/2002 16:49

NOTES

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2001**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

27/02/2002 16:49

STOCK EXCHANGE CODE: **PYP** QUARTER: **4** YEAR: **2001**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
OFICINAS CENTRALES NAUCALPAN	PREST. SERV. P/DIFERENTES PROYECTOS	13,446	84
OFICINAS EN HOUSTON, TEXAS	PREST. SERV. PROF.DE INGENIERIA	648	84
OFICINAS EN CEMPOALA, VER.	PREST.SERV.DE CONSTRUCCION	3,240	100
OFICINA EN CACTUS, CHIAPAS	PREST.SERV.DE CONSTRUCCION	3,564	100
OFICINA EN SAMALAYUCA, CHIH.	PREST.SERV.DE CONSTRUCCION	972	100

27/02/2002 16:49

NOTES

EL IMPORTE DE LA CAPACIDAD INSTALADA SE EXPRESA EN HORAS HOMBRE/MES

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: 4 **YEAR: 2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APLICA					

NOTES

27/02/2002 16:49

STOCK EXCHANGE CODE: **PYP**
QUARTER: **4** YEAR: **2001**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ESTUDIOS DE CAMPO	549	342	549	342			
ESTUD FACTIBILIDAD	908	682	908	682			
INGENIERIA BASICA	4,312	1,103	4,312	1,103			
INGENIERIA DETALLE	34,999	7,617	34,999	7,617			
SUPERVISION DE OBRA	4,274	1,008	4,274	1,008			
ADMINISTRACION OBRA	14,533	72,457	14,533	72,457			
TOTAL		83,209		83,209			

STOCK EXCHANGE CODE: **PYP**
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
INGENIERIA DETALLE		0	403	251	E.U.A.		
TOTAL				251			

NOTES

EL VOLUMEN DE PRODUCCIÓN Y VENTAS SE PRESENTA EN HORAS HOMBRE.

27/02/2002 16:49

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2000 — 422

Number of shares Outstanding at the Date of the NFEA: (Units) — 8,148,404

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	-40,814
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	7,240
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 — 440

Number of shares Outstanding at the Date of the NFEA: (Units) — 8,082,304

27/02/2002 16:49

RAZON SOCIAL: **GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000**	0
Number of Shares Outstanding at the Date of the NFEAR: (Units)	0

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	-40,814
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	7,240
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF DICIEMBRE OF 2001	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

27/02/2002

STOCK EXCHANGE CODE:**PYP** QUARTER: **4** YEAR**2001**

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	899,170			899,170	7,000	
B		0		6,963,134				54,163
B-1		0		220,000				220
TOTAL			**899,170**	**7,183,134**	**0**	**899,170**	**7,000**	**54,383**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
8,082,304

SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 487,000
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B	922,100	26.36654	1.91000

STOCK EXCHANGE CODE:PYP
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.

QUARTER: 4 YEAR2001

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2001 AND 2000 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. JAVIER GUTIERREZ BONILLA
DIRECTOR DE FINANZAS Y ADMINISTRACION

C.P.PUDENCIANO RIVAS BALLINAS
CONTRALOR

NAUCALPAN DE JUAREZ, MEX, AT FEBRUARY 27 OF 2002

CLAVE DE COTIZACION: PYP FECHA: 27/02/200: 16:49

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.
DOMICILIO: BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ ,MEX
TELEFONO: 53-28-95-00 Y 53-95-79-68
FAX: 53-95-89-69 AUTOMATICO: X
E-MAIL: gppyp2@prodigy.net.mx.
DIRECCION DE INTERNET www.pypsa.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GPP860428P10
DOMICILIO FISCAL: BLVD MANUEL AVILA CAMACHO NO. 40 - 802-816 Y 9 PISO
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ ,MEX

RESPONSABLE DE PAGO

NOMBRE: ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO: BLVD MANUEL AVILA CAMACHO NO. 40 DESP 802, 816 Y 9° F
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ ,MEX
TELEFONO: 53-28-95-00 Y 53-28-95-62
FAX: 53-95-48-65

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO: BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ MEX
TELEFONO: 53-28-95-00 Y 53-28-95-62
FAX: 53-95-48-65
E-MAIL: barnetch@prodigy.net.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO: BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA: EL PARQUE
C. POSTAL: 53398
CIUDAD Y ESTADO: NAUCALPAN DE JUAREZ MEX

CLAVE DE COTIZACION: PYP **FECHA:** 27/02/200: 16:49

TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE:	C.P. JAVIER GUTIERREZ BONILLA
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@ prodigy.net.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARTNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	5339
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	CONTRALOR
NOMBRE:	C.P. PUDENCIANO RIVAS BALLINAS
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-67
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR DE FINANZAS Y ADMINISTRACION
NOMBRE:	C.P. JAVIER GUTIERREZ BONILLA
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	GERENTE JURIDICO
NOMBRE:	LIC. MONICA MARTINEZ LOPEZ
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9

CLAVE DE COTIZACION: PYP FECHA: 27/02/200: 16:49

COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-28-95-79
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NO TIENE
NOMBRE:	LIC. LUIS ROBERTO OLEA HERNANDEZ
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-28-95-00 Y 53-95-79-68
FAX:	53-95-89-69
E-MAIL:	gppyp2@prodigy.net.mx.

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. GUILLERMO BARNETCHE DAVISON
DOMICILIO:	BLVD. MANUEL AVILA CAMACHO NUM 40 DESP 802-816 Y 9
COLONIA:	EL PARQUE
C. POSTAL:	53398
CIUDAD Y ESTADO:	NAUCALPAN DE JUAREZ MEX
TELEFONO:	53-95-48-65 Y 53-28-95-62
FAX:	53-95-48-65
E-MAIL:	barnetch@prodigy.net.mx.